UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2022

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements for the period ended March 31, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the periods ended March 31, 2022 and 2021
99.3	Press Release dated May 16, 2022: The INX Digital Company Reports First Quarter 2022 Updates and Business Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: May 16, 2022	By:	/s/ Shy Datika
Shy Datika President and CEO

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